Exhibit 99.1

21Vianet Announces Completion of Divesture of

Two Business Units

BEIJING, September 27, 2017 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral Internet data center services provider in China, today announced that the Company has completed divesting two business units within its Managed Network Services (MNS) business.

Prior to completion of this transaction, the Company’s MNS business included content delivery network (CDN) services, hosting area network services, route optimization and last-mile broadband businesses.

For its CDN, hosting area network services and route optimization businesses, 21Vianet transferred 66.67% of the equity interest in each of its six (6) wholly-owned companies engaged in the CDN, hosting area network services and route optimization businesses (collectively, the “WiFire Entities”), for a nominal consideration of RMB 1 for each of the WiFire Entities, to Beijing TUS Yuanchuang Technology Development Co., Ltd. (“TUS”), a company wholly owned by Tus-Holdings Co., Ltd. (“Tus-Holdings”). Tus-Holdings currently holds more than 50% of the Company’s voting power through its affiliated investment vehicle and is a controlling shareholder of the Company. Following completion of the transfer, TUS holds 66.67% and 21Vianet holds 33.33% equity interest in each of the WiFire Entities.

For its last-mile broadband business, 21Vianet transferred 2 shares in Sichuan Aipu Network Co., Ltd. (“Aipu”) to Jian Li, Co-CEO and a director of Aipu, for a nominal consideration of RMB 1. Immediately prior to the transfer, 21Vianet held 50% equity interest plus 1 share in Aipu. Following completion of the transfer, 21Vianet holds 50% equity interest minus 1 share in Aipu. 21Vianet is also in the process of identifying potential investors to acquire the remaining 50% equity interest minus 1 share in Aipu.

In recent years, all of the Company’s MNS businesses have faced increasing competition, and as a result, are currently loss-making. Duff and Phelps, LLC, an independent financial advisor to the Company’s Audit Committee, delivered a fairness opinion to the Company’s Audit Committee to confirm that the nominal consideration to be received by the Company is fair from a financial perspective.

“We are pleased to announce the agreements today to sell parts of our Managed Network Services businesses,” said Steve Zhang, Chief Executive Officer of the Company. “With the completion of this divestiture, 21Vianet will be able to focus more on expanding our core IDC business and capturing the growing demand in this market.”

“Following the completion of this transaction, we expect to incur a material one-time noncash impairment in the third quarter of 2017, which will include assets such as goodwill, intangibles, and long-term investments,” said Terry Wang, Chief Financial Officer of the Company. “However, going forward, we expect that our core IDC business will continue its strong growth and our cash flows and EBITDA will see improvements.”

This transaction has received approval from both of the Company’s Audit Committee and board of directors.

Duff and Phelps, LLC is acting as independent financial advisor to the Company’s Audit Committee. Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to the Company’s Audit Committee.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 4,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

CONTACT: Investor Relations Contact:

Calvin Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xueli Song

+1 (646) 405-4922

IR@21Vianet.com